September 28, 2023

Mr. Michael Willis

President

ONEFUND TRUST

200 2nd Ave. South #737

St. Petersburg, FL 33701

Re: ONEFUND TRUST (the “Trust”) – ONEFUND S&P 500 Equal Weight Index (the “Fund”)

Dear Mr. Willis:

This letter confirms the agreement between ONEFUND, LLC (the “Advisor”) and the Trust to contractually limit the total amount of the “Management Fees” and “Other Expenses” that the Advisor is entitled to receive from the Fund.

The Advisor agrees to limit the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A) of the Fund (excluding Acquired Fund Fees and Expenses, brokerage expenses, interest expenses, taxes and extraordinary expenses) to 0.25% of the Fund’s average daily net assets for No Load Class shares through November 15, 2024. The Advisor will reduce the fee payable with respect to the Fund to the extent of such excess and/or shall reimburse the Fund (or class as applicable) by the amount of such excess. If applicable, the waiver or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees were allocated. The Advisor further agrees that such fee waivers and reimbursements for the Fund are effective as of the date hereof and shall continue at least through November 15, 2024.

ONEFUND, LLC

By: /s/ S. Todd Johnson

Name: S. Todd Johnson

Title: Secretary

Your signature below acknowledges acceptance of this letter agreement:

ONEFUND Trust

By: /s/ Michael Willis

Name: Michael Willis

Title: President